

December 8, 2023

Surendra Ajjarapu
Chief Executive Officer
AIRO Group, Inc.
515 Madison Avenue, 8th Floor, Suite 8078
New York, NY 10022

> **Re: AIRO Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **November 28, 2023**
> **File No. 333-272402**

Dear Surendra Ajjarapu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 3 to Registration Statement on Form S-4 filed November 28, 2023

Unaudited Pro Forma Condensed Combined Financial Information
Earnout Shares, page 123

1. We note your response to prior comment 2 and have the following comments:

   - Given the number of earnout shares awarded during each trailing twelve-month earnout period is not fixed, but settleable with a variable number of earnout shares based upon the level of revenue and EBITDA performance, it appears that the earnout arrangement represents a single unit of account that does not qualify for equity classification under ASC 815-40-15-7D through 15-7F and ASC 815-40-15-8A. Accordingly, please revise your pro forma financial statements to reflect the earnout obligation within liabilities or tell us in further detail how your current presentation is appropriate.

- Quantify for us the earnout amount reflected in your pro forma financial statements that is attributable and payable to the sponsor.

AIRO Group Holdings, Inc. - Audited Financial Statements
2. Put-Together Transaction, page F-98

2. We note your responses to comment 5 in your letters dated August 31, 2023 and November 13, 2023 and have the following comments:

- We are unable to concur with how you have measured the fair value of the contingent notes payable issued in the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc. It does not appear that you have valued the contingent notes payable on the respective acquisition dates and you appear to have used the same assumptions for the combined valuation, as opposed to key assumptions as of each of the respective acquisition dates. ASC 805-30-25-5 states that "the consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement. The acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree." We would expect that at each individual acquisition date, the fair value of the consideration, including the contingent notes, would be valued using the facts and circumstances that exist as of such specific acquisition date. Similarly, we would expect that all other assumptions used in the discounted cash flow model, such as revenue and expense projections, growth rates, and discount rate, would be specific to each individual transaction at the specific transaction date. We would also anticipate that any probability assumptions used, such as those associated with risks related to acquisition of all remaining Merger Entities, the risk of a public event, and the potential of each company extending or waiving its rescission right, would need to be included in the valuation based on applicable contractual terms, based on each individual transaction, and based on a market participant's perspective.

- We are unclear from a conceptual standpoint how you determined the fair value of the contingent notes payable is de minimis. Based on your response, we understand that there were multiple uncertainties existing that would impact the value of the contingent notes payable. We understand those uncertainties included each Merger Entity having a rescission right if the public event did not occur coupled with the potential of extending or waiving those rights, additional acquisitions being pending, and the IPO or De-SPAC needing to occur by a certain date that was within a relatively short time period. While we acknowledge these points, it remains unclear to us how you supported the fair value measurement of the contingent notes payable at a de minimis value under the requirements of ASC 820. Specifically, it is unclear why a market participant would not require a premium to assume the liability of the contingent notes payable, notwithstanding the uncertainties that exist to achieve the

IPO or De-SPAC. In this regard, we note that the use of contingent consideration to achieve an IPO or De-SPAC incentivizes the different parties to complete the mergers in a timely manner, so far as they are able, and not exercise their rescission right. It remains unclear why a market participant would not assume this was reasonably achievable given the potential for the time period to be extended. Please provide support that addresses a valuation consistent with ASC 820.

3. We note your responses to comment 6 in your letters dated August 31, 2023 and November 13, 2023. We are unable to concur with how you have measured the fair value of common stock issued in the respective business combinations. ASC 805 requires an acquirer to determine the fair value of the consideration transferred, including equity instruments, at the acquisition date fair value. Accordingly, you must measure the consideration transferred to the seller based on the fair value of the AIRO common stock at the specific acquisition date for each business combination. We would expect that at each individual acquisition date, the fair value of the consideration, including the common stock, would be valued based on the facts and circumstances that exist at that date and based on the specific AIRO acquiring entity as of the individual acquisition dates. Similarly, we would expect that all other assumptions used in the discounted cash flow model, such as revenue and expense projections, growth rates, and discount rate would be specific to each individual transaction at the specific transaction date and would consider a market participant's perspective. Please revise as appropriate.

Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kate Bechen